FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of June 2015

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Immediate Release filed with the Israeli Securities Authority on June 8, 2015.

Tel Aviv, June 8, 2015 – Elron Electronic Industries Ltd. (TASE: ELRN) today announced that its group company, Kyma Medical Technologies Ltd ("Kyma") has notified Elron that it has signed a non-binding letter of intent with a non-affiliated  third party regarding a potential acquisition of Kyma in consideration for an immediate cash payment of $35 million (the "Immediate Consideration") and additional contingent cash consideration in the form of (i) earn-out payments calculated as a multiple of year-on-year revenue growth from the sale of Kyma's product for a period of 4.5 years and (ii) future royalties per unit manufactured of any product developed  by the potential acquirer incorporating Kyma's technology for a period of 5.5 years (together the "Contingent Consideration") (the "Transaction"). Kyma is developing a remote patient monitoring (RPM) device for Congestive Heart Failure (CHF) patients. The Transaction is pending the continuing due diligence of the potential acquirer and the execution of a definitive agreement by the parties and is subject to customary regulatory and corporate approvals. There is no assurance as to the execution of a definitive agreement, its terms, the completion of the Transaction and the timing thereof.

Kyma is held by Elron through Elron's 50.1% subsidiary, RDC-Rafael Development Corporation Ltd. ("RDC") which holds approximately 53% of the outstanding share capital of Kyma and 37% of the fully diluted share capital of Kyma. If the Transaction is completed, RDC is expected to receive approximately $19 million of the Immediate Consideration and Elron would record a net gain of approximately $7 million representing Elron’s share of the net gain estimated at this stage to be recorded by RDC. Elron is examining the accounting treatment in connection with the Contingent Consideration.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/Yaron Elad
Yaron Elad
VP & CFO

Dated:  June 8, 2015